U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING

Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [x]   Form N-SAR

For Period Ended:

Part 1 - Registrant Information
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Full Name of Registrant:  Antares Resources Corporation
Former Name if Applicable:

Address of Principal Executive Office:
   599 Lexington Avenue, 18th Floor
City, State, Zip
   New York, New York,  10022

Part II - Rules 12b-25 (b) and (c)
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if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Accountants were unable to complete accurate financial statements.

Part IV - Other Information
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 (1) Name and telephone number of person to contact in regard to this notification:

  Marc Sanders                  (212) 308-8877
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     (Name)                   (Area Code) (Telephone No.)

 (2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [x]yes  [ ]no

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ]yes  [x]no

                           Antares Resources Corporation
                     ------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1997                By: /s/Marc Sanders
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                                    Secretary